

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 31, 2007

VIA U.S. MAIL AND FACSIMILE: (212) 262-5152

Brian Brodrick, Esq.
Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

> **Re:** **MedQuist, Inc.**
> **PREC14A filed on October 19, 2007**
> **by Costa Brava Partnership III L.P., et al.**
> **File No. 000-19941**

Dear Mr. Brodrick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Examples of statements for which you need to provide the basis include, but are not necessarily limited to the following statements:

    - "We believe that other stockholders share our dissatisfaction with the present state of affairs and ask that you vote for directors who are not nominees of Philips or the present Board, but rather truly independent directors dedicated to representing the interests of ALL MedQuist stockholders.;"
    - "The Board of Directors; disappointing performance;"
    - "Our Company's public stockholders demand representation by board members truly independent of Philips to assure fair treatment of all stockholders and the accountability of the Company's executives;"
    - "If elected to the Board of Directors of the Company, the Costa Brava

> Nominees will be aligned with your interests as a stockholder and will represent ALL stockholders;" and
>
> - Your nominees possess the "specific skills and experiences to lead our Company."
>
> Where the basis of support is other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

2. Please tell us why you believe that the board does not have independent members. In the alternative, you should revise your disclosure to acknowledge the current existence of independent directors.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- The participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter**,** marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3345 or by facsimile at (202) 772-9203 with any questions.

Sincerely,

Michael Pressman,
Special Counsel
Office of Mergers and
Acquisitions